AEM SPA

07022184

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/065/2007/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

March 20, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 3 2007
WASH, D.C.
185

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yesterday.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

Cod. 5968117 - 6/2003

PRESS RELEASE

The Board of AEM approves the financial reports for the year ended on 31 December 2006, and the consolidated results show significant growth in industrial profitability and a notable reduction in debt.

The EBITDA and net profit were 1,400 million euros and 302 million euros respectively (95% and 25% higher than 2005).

Consolidated net debt was 4,915 million euros, a fall of 801 million euros from the figure at 31 December 2005

Dividend proposed to the AGM up by 16.7% (7 cents/euros per share)

***

Milan, 19 March 2007 - The Board of Directors of AEM Spa, chaired by Mr. Giuliano Zuccoli, met today, and examined and approved the draft Annual Report for the 2006 financial year and the consolidated results of the AEM Group for the year ended on 31 December 2006

In the past year there has been a significant increase in industrial earnings, despite the unfavourable climate trend.

In fact, 2006 was an exceptional year in terms of weather. In the fourth quarter of the year, temperatures were 40% higher than the average over the last 50 years, with a consequent fall in quantities of gas sold and distributed to end users. Hydroelectric energy production was 17% lower than the historic averages, because of low rainfall. Moreover, because of the water emergency from July 2006, electricity production was constrained by the Lombardy Regional Government, which meant that the management of reservoirs and the consequent production of hydroelectric energy in the Valtellina power plants could not be optimised.

Net of the activity of subsidiary Edison, the AEM Group sold a total of about 12 billion kilowatt hours in 2006 (compared to 10.4 billion kilowatt-hours in 2005). The 2006 year benefited from the full availability of the new CCGTs in the Cassano d'Adda and Piacenza thermoelectric power plants. Management of the Group's energy portfolio, performed through subsidiary AEM Trading, was also very profitable, allowing us to maximise value from the highly flexible and efficient AEM productive resources, and to reap the benefits of trading on both domestic and foreign energy markets. In fact, AEM Trading does not operate only on the Italian Energy Exchange, but has been active on French energy exchange POWERNEXT S.A. since 2004, and in July 2006 became a trading member of Germany's EEX (European Energy Exchange), one of the most developed and consolidated markets organised to trade wholesale electrical energy and CO2 emission rights.

The consolidated results also benefited from the positive contribution made by the Edison group, favoured by the full availability of the new thermoelectric power plants at Candela, Altomonte and Torviscosa, as well as the positive effects of the renegotiation of some long term gas supply contracts.

The Ecodeco Group, active in the solid urban and industrial waste treatment and disposal business, which is consolidating its presence in foreign markets (United Kingdom and Spain), contributed to the tune of 47 million euros (the result of just 9 months) to the improvement in Gross Earnings.

*****

Consolidation perimeter

The consolidation perimeter in 2006 includes the Delmi Group for the whole year and the Ecodeco Group from 1 April 2006. In 2005 the Delmi group was only fully consolidated from 1 October 2005, while the Ecodeco Group was consolidated using the equity method from 1 July 2005 to 31 March 2006. The results of subsidiaries available for sale and companies that have been sold have been reported separately on the 2006 balance sheet and, for homogeneity, on the 2005 balance sheet, as required by the IFRS 5 accounting principle. So the Gross Earnings do not include the contribution made by Serenissima Energia, Serenissima Gas, Metroweb, AEM Trasmissione or the Edison Rete company, sold during the 2006 financial year.

(million Euro)	**2006**	**2005**	**Change**
Revenues	6,990	3,055	3,935
Gross Earnings (1)	1,400	718	682
Net Earnings (2)	723	363	360
Net Group Earnings	302	242	60
Net financial position	(4,915)	(5,716)	801

Revenues showed strong growth compared to the previous year, reaching 6,990 million euros, also thanks to the consolidation of the Delmi Group for the whole of the 2006 financial year, and the full consolidation of the Ecodeco Group from 1 April 2006.

EBITDA grew significantly reaching 1,400 million euros (718 million in 2005), while **EBIT** totalled 723 million euros.

Financial management presents a loss of 186 million euros. This increase from the 29 million euros recorded in 2005 is due to the consolidation of the Delmi Group, the expense of the higher level of financial debt incurred as a result of the purchase of joint control of Transalpina di Energia, and to the presence of the capital gain of 50 million euros from the sale of Fastweb shares in the 2005 balance sheet.

The **consolidated profit of operating activities during the year**, net of 142 million euros in tax, was 407 million euros (241 million in 2005).

Net earnings from non current assets sold or available for sale totalled 55 million euros (11 million in 2005), and refer to the result, including capital losses, of the AEM S.p.A. holdings Serenissima Gas S.p.A., Serenissima Energia S.r.l., Metroweb S.p.A., AEM Trasmissione S.p.A. and Mestni Plinovodi d.o.o. Edison S.p.A's shareholding in Edison Rete S.p.A. and Serene S.p.A..

Consolidated net profits pertaining to the Group, after deducting minority interests in the Delmi Group (TDE/Edison) and Ecodeco Group, totalling 160 million euros, totalled 302 million euros (242 million in 2005).

Group **net financial indebtedness** fell 801 million euros, from 5,716 million euros at 31 December 2005 to 4,915 million euros at 31 December 2006.
Ignoring the financial cost of purchasing joint control of Transalpina di Energia, and the consolidation of the Delmi Group (TDE/Edison), the net financial position of the Group would be 496 million euros better than the financial position at 31 December 2005, again excluding the Delmi Group. The consolidation of the Ecodeco group led to a fall of about 9 million euros in net debt.

Net consolidated invested capital totalled 9,126 million euros, 4,211 million of which covered by shareholders' equity (including 2,248 million held by third parties), and net financial indebtedness was 4,915 million euros (5,716 million at 31 December 2005).
The decrease in net invested capital over the year was e279 million euros.

The *Debt/Equity* ratio improved, from 1.55 at 31 December 2005 to 1.17 at 31 December 2006.

****

Principal consolidated results net of the Delmi Group consolidation

Revenues and volumes

The **Revenues** of the AEM Group, net of the Delmi Group contribution, totalled 2,387 million euros, an increase of 19.5%.

The production of electrical energy by AEM plants, including the 20% share of the production of the Edipower plants, increased by about 24%, from 8,008 GWh in 2005 to 9,928 GWh in 2006, thanks to the start-up of new CCGT groups in the AEM power plant in Cassano d'Adda (380 MW) and the Edipower plant in Piacenza (840 MW), and the full availability of the Edipower plant in Brindisi, not the case in 2005. AEM's hydroelectric plants contributed 1,498 GWh of production, an increase of 13.8% over the previous year.

Distributed gas totalled 1,180 million cubic metres, a fall of 8.3% from the previous year, due to the combined effect of the loss of the concession to distribute gas in the municipality of Cinisello Balsamo and lower consumption due to the particularly mild temperatures recorded in the fourth quarter of 2006. The effects of the weather led to a fall in **sales of gas** to end users, which totalled 986 million cubic metres (-5.2%), while volumes of **heat** sold remained essentially the same as in 2005, despite the new connections made during the year. Electrical energy distributed totalled 7,609 GWh, a 1.1% rise compared to 2005 (7,523 GWh)

Gross Earnings

In the 2006 financial year, **gross earnings** totalled euro 604 million, 14.4 % higher than in 2005.

The increase in gross earnings is due to the excellent performance of the electrical energy sector, which recorded an increase of 84 million euros. The excellent results achieved by this sector were generated thanks to the greater availability of electrical energy, the margins achieved by electrical energy sales on the Energy Market and in bilateral contracts, the development of activities on foreign markets, and the exploitation of green certificates and emission rights.

The sale of the "National Area" segment of AEM Calore e Servizi, regulatory pressure on gas margins, the fall in gas consumption due to the unfavourable climate conditions, and the presence of non-recurrent revenues in 2005 caused a fall in the margin of **gas and heat and networks and regulated markets**.

The full consolidation of the Ecodeco Group from 1 April 2006 contributed 47 million euros to the Gross Earnings.

Business outlook for the coming year

For 2007 we expect industrial results at least as good as those of 2006. Over the next year the Group will benefit from the economic advantages deriving from greater availability of green certificates, obtained thanks to the investments made in the hydroelectric power plants in Valtellina, the full availability of Edison's Torviscosa power plant and the start-up of the Edipower power plant in Turbigo and the Edison power plant in Simeri Crichi.
Next year we also expect to see the startup of the new cogeneration heat pump plant in Canavese in Milan, which will allow us to supply remote heating service from the 2007-2008 heating season.
During 2007 the Ecodeco Group will continue its business of building and managing integrated systems for waste disposal for third parties (i.e., for local operators), optimising the use of waste.
So far as the gas sector is concerned, trading activities will suitable clients will continue, to consolidate our market share.
In regulated sectors, our investment and maintenance activities to maintain quality levels and service continuity in line with the requirements of the Authority will continue, paying constant attention to cost rationalisation.
The strategic guidelines in the 2006-2011 industrial plan, presented last year and already partly and successfully implemented in 2006, will continue to shape strategy in 2007.
The Company's objectives will be further realised during 2007 also by means of extraordinary operations that offer opportunities for growth and interesting synergies in both the traditional businesses of the Group and in the high added value and highly innovative niche sectors that are the distinctive sign of the AEM SpA Group in the industry.

****

Parent company results

The financial reports of AEM Spa have been drawn up according to international accounting principles.

The net earnings of the parent company at 31 December 2006 show a profit of 176.7 million euros, compared to 160.0 million euros in the 2005 financial year, an increase of 10.4%.

Net of non-recurring items, which in 2005 refer to the capital gain from the sale of Fastweb shares (50 million euros) and the contingent assets created by the reimbursement of hydroelectric rent (18.6 million euros), and in 2006 to the net earnings of the companies that have been sold or available for sale (42 million euros), the net profit grew by 37%.

The net financial position, a loss of 1,471.4 million euros, shows an improvement of 248.3 million euros compared to the position at 31 December 2005.

****

Dividend

Distribution of a dividend of 7 eurocents per share, a 16.7% increase on the previous year, will be proposed at the shareholders' meeting, with payment from 21 June 2007 using coupon no. 9 (date of issue 18 June 2007)

****

The Board of Directors has also resolved to:

- call an ordinary meeting of the shareholders for 26 April next (with a second convocation, if necessary, for 3 May) to approve the Annual Report at 31 December 2006, nominate a director and appoint an auditor for the financial years from 2007 to 2015;
- to approve the Annual Report on Company Governance and adhesion to the Code of Conduct for listed companies – March 2006 edition.

For further information:

AEM S.p.A. Media Relations – Biagio Longo Tel. (39) 027720.4582/3487775161
Investor Relations AEM S.p.A. Tel. (39) 027720.3879 ir@aem.it
www.aem.it

* * * *

The Income Statement, Balance Sheet and Cash Flow Statement of the Group are attached. It should be noted that the Auditors Report on the information reported has not yet been issued.

AEM GROUP INCOME STATEMENT	01/01/2006 31/12/2006		01/01/2005 31/12/2005	
(in millions of euros)		%		%
REVENUES				
REVENUES FROM SALES	6,335	90.63	2,719	89.00
REVENUES FROM SERVICES	169	2.42	102	3.34
REVENUES FROM LONG TERM CONTRACTS	23	0.33	-8	-0.26
OTHER OPERATING REVENUES	325	4.65	194	6.35
OTHER NON OPERATING REVENUE				
TOTAL REVENUES (1)	6,852	98.03	3,007	98.43
OTHER OPERATING INCOME				
OTHER OPERATING INCOME	138	1.97	48	1.57
TOTAL OTHER OPERATING INCOME (2)	138	1.97	48	1.57
TOTAL REVENUES AND OTHER OPERATING INCOME (1+2)	6,990	100.00	3,055	100.00
OPERATING COSTS				
COSTS FOR RAW MATERIALS AND CONSUMABLES	4,004	57.28	1,621	53.06
COSTS FOR SERVICES	941	13.46	347	11.36
CHANGES IN INVENTORIES OF FINISHED GOODS AND WORK IN PROGRESS	-36	-0.52	64	2.09
EXPENSES FOR RESEARCH AND DEVELOPMENT	-		-	
COSTS FOR CORPORATE RESTRUCTURING	-		-	
OTHER OPERATING COSTS	404	5.78	118	3.86
TOTAL OPERATING COSTS (3)	5,313	76.01	2,150	70.38
LABOUR COSTS	277	3.96	187	6.12
GROSS EARNINGS (1+2-3-4)	1,400	20.03	718	23.50
DEPRECIATION, PROVISIONS AND WRITE-DOWNS	677	9.69	355	11.62
NET EARNINGS (5-6)	723	10.34	363	11.88
INCOME FROM (LOSSES ON) REVALUATIONS OF				
FINANCIAL ASSETS AVAILABLE FOR SALES	-1	-0.01	-2	-0.07
INCOME FROM (LOSSES ON) FINANCIAL INSTRUMENTS				
CLASSIFIED AS CLASS FLOW HEDGES	-		-	
OTHER INCOME FROM (LOSSES ON) DERIVATIVES	4	0.06	6	0.20
INCOME FROM (LOSSES ON) DISPOSAL OF				
FINANCIAL ASSETS AVAILABLE FOR SALE	7	0.10	50	1.64
FINANCIAL CHARGES	248	3.55	113	3.70
INCOME FROM (LOSSES ON) FINANCIAL ASSETS	52	0.74	30	0.98
INCOME FROM DIVIDENDS	5	0.07	3	0.10
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN NON-CURRENT ASSETS	1	0.01		
INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN CURRENT ASSETS	36	0.52	24	0.79
EXCHANGE GAINS AND LOSSES	10	0.14	3	0.10
TOTAL FINANCIAL COSTS (8+9+10+11-12+13)	-186	-2.66	-29	-0.95
SHARE OF RESULTS OF ASSOCIATES DERIVING FROM				
VALUATION ACCORDING TO THE EQUITY METHOD	1	0.01	1	0.03
GAINS (LOSSES) FROM				
DISPOSAL OF TANGIBLE ASSETS	-6	-0.09	-4	-0.13
OTHER NON OPERATING INCOME	58	0.83	10	0.33
OTHER NON OPERATING COSTS	-41	-0.59	-36	-1.18
PROFIT (LOSS) BEFORE TAX (7+14+15+16+17+18)	549	7.85	305	9.98
CHARGES FROM (INCOME FROM) INCOME TAX	142	2.03	64	2.09
PROFIT (LOSS) FROM ONGOING OPERATIONS				
NET OF TAXES (19-20)	407	5.82	241	7.89
NET PROFIT FROM DISPOSALS OR AVAILABLE				
FOR SALE	55	0.79	11	0.36
NET PROFIT (LOSS) (21+22)	462	6.61	252	8.25
MINORITY INTERESTS	-160	-2.29	-10	-0.33
GROUP NET PROFIT FOR THE YEAR (23+24)	302	4.32	242	7.92

AEM GROUP BALANCE SHEET.	al 31/12/2006	%	al 31/12/2005 Restarted	%
(in millions of Euros)			IFRIC 4	
ASSETS				
NON CURRENT ASSETS				
Tangible assets	7,026		7,518	
Investment property	20		24	
Intangible assets	2,532		2,597	
Investments	61		115	
Other non-current financial assets	507		343	
Non current derivatives	-		1	
Deferred tax assets	263		262	
Other non-current receivables	46		151	
Restricted or pledged deposits	2		5	
Other non-current assets	5		-	
TOTAL NON-CURRENT ASSETS (A)	**10,462**	**79.90**	**11,016**	**82.58**
CURRENT ASSETS				
Fixed assets held for sale				
Inventories	257		202	
Current financial assets	19		16	
Current derivatives	71		75	
Amounts due from tax authorities	54		63	
Accounts recievables	1,849		1,704	
Liquidity and equivalents	253		242	
Other current assets	13		21	
TOTAL CURRENT ASSETS (B)	**2,516**	**19.21**	**2,323**	**17.42**
NON-CURRENT ASSETS TO BE SOLD	**116**	**0.89**		
TOTAL ASSETS (A+B+C)	**13,094**	**100.00**	**13,339**	**100.00**
NET EQUITY AND LIABILITIES				
NET EQUITY				
Share Capital	936		936	
(Own Shares)	-25		-23	
Legal Reserve	94		85	
other Provisions	414		310	
retained Earnings	242		99	
Net income of the year	302		242	
Group net equity	**1,963**	**14.99**	**1,649**	**12.36**
minority interests	2,248		2,040	
Total net equity (D)	**4,211**	**32.16**	**3,689**	**27.66**
LIABILITIES				
NON-CURRENT LIABILITIES				
Medium/long term financial liabilities	3,118		5,001	
Deferred tax liabilities	769		937	
Benefits to employees	210		200	
Risk fund	618		618	
Other non-current liabilities	1		216	
Total non-current liabilities (E1)	**4,716**	**36.02**	**6,972**	**52.27**
CURRENT LIABILITIES				
Trade and other debts	1,840		1,445	
Tax due	86		102	
Short term financial liabilities	2,161		1,086	
Risk fund	-		-	
other liabilities	11		45	
Total current liabilities (E2)	**4,098**	**31.30**	**2,678**	**20.08**
Total liabilitieS (E)	**8,814**	**67.31**	**9,650**	**72.34**
LIABILITIES ASSOCIATED TO AVAILABLE FOR SALE	**69**	**0.53**	-	
TOTAL NET EQUITY AND LIABILITIES (D+E+F)	**13,094**	**100.00**	**13,339**	**100.00**

AEM GROUP FINANCIAL STATEMENT (in millions of Euros)	31.12.2006	31.12.2005
OPENING POSITION	242	220
Cash flow generated by the operations during the year		
Net income for the year	302	242
Tangible assets depreciations and ammortizations	484	215
Intangible assets depreciations and ammortizations	67	26
Changes in Benefit to employees fund	10	38
Changes in other risk funds		536
Changes in deferred taxes	-169	791
Changes in working capital	-79	-452
Recievables to correlated parties (not fully consolidated)	31	-8
Debts to correlated parties (not fully consolidated)	4	-3
Total cash flow generated by operations during the year	**650**	**1,385**
Cash flow absorbed by investments		
Net investments in tangible and intangible fixed assets	-512	-7,167
tangible and intangible fixed assets sold	523	
Shareholdings	-81	-10
Own shares	-2	12
Total cash flow absorbed by investments	**-72**	**-7,165**
Free cash flow	**578**	**-5,780**
Cash flow absorbed by financing activities		
Due to banks	-672	2,331
Financial credits due to third parties	-20	-31
Financial credits due to subsidiaries	1	-1
Current financial derivatives assets	10	-56
Shareholdings held for trading	9	-14
Currant financial derivative liabilities	14	2
Due to other financing institutions	23	-11
Bond loans	-145	1,526
Current account liabilities due to parent companies	-46	-6
Loans due to companies destined for sale	32	
Lease payables incurred	13	16
Changes in net third party shareholders' equity (including third pary results)	208	2,037
Changes in shrcholders' equity	122	104
Distributed profits	-107	-95
Total cash flow absorbed by finacing activities	**-558**	**5,802**
CHANGE IN LIQUIDITY (Banks and cash)	20	22
CLOSING POSITION	262	242

END